September 26, 2013

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On July 31, 2013, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, Innealta Capital Country Rotation Portfolio (the “Country Portfolio”) and Innealta Capital Sector Rotation Portfolio (the “Sector Portfolio”, each a “Portfolio”, together with the Country Portfolio, the “Portfolios”), filed an amended registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on September 13, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Summary Section – Principal Investment Strategies

Comment 1. Please clarify the disclosure regarding the principal investment strategy of each Fund and use plain English.

Response. In response to your comment, we have revised the disclosure in the Prospectus Summary in order to clarify each Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section  - Country Fund:

The Fund operates as a fund of funds, investing primarily in exchange-traded funds (“ETFs”).  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the non-U.S. country equity markets listed below as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative exchange-traded funds (“ETFs”).  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and (37) the United Kingdom.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Summary Section - Sector Fund:

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the sector (or sub-sector) equity markets listed below as well as fixed income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market and may be invested in any number of sector and sub-sector equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in U.S. sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or similar industry-standard classification systems) equity markets based on the specific risk/reward characteristics of individual sector or sub-sector equity markets by investing in representative exchange-traded funds (“ETFs”) (the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Comment 2. In the first sentence of the first paragraph and in the second sentence of the fourth paragraph for each Portfolio, reference is made to either the “Innealta Country Rotation strategy” or the “Innealta Sector Rotation strategy”. Please consider changing this language to the “Fund’s strategy” in each instance.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 3. In the first sentence of the first paragraph for each Portfolio, reference is made to a “model that potentially invests in country equity markets…”. Please consider removing the word “potentially”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 4. In the last sentence of the second paragraph for each Portfolio, reference is made to the fact that the Fund may invest in leveraged, inverse, and inverse leveraged ETFs. Please briefly describe the use of these instruments.

Response. Explanatory language has been inserted.  Please see the revised disclosure in our response to Comment 1 above.

Comment 5. In the last sentence of the second paragraph for each Portfolio, reference is made to management of short-term equity market volatility. Please provide explanation as to how this would be achieved.

Response. This reference has been removed. Please see the revised disclosure in our response to Comment 1 above.

Comment 6. Please move the entire revised second paragraph for each Portfolio to the beginning of the Principal Investment Strategies section.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 7. In the first sentence of the fourth paragraph for each Portfolio, reference is made to “quantitative frameworks”. Please clarify whether this is a reference to the TAA model.

Response. All references to “TAA” have been removed and the related descriptions have been clarified. Please see the revised disclosure in our response to Comment 1 above.

Comment 8. The second sentence of the fourth paragraph for each Portfolio appears to repeat information contained in previous paragraphs. Please either revise this sentence to provide new information or delete entirely.

Response. This sentence has been revised to present additional information. Please see the revised disclosure in our response to Comment 1 above.

Comment 9. The fourth sentence of the fourth paragraph for each Portfolio states that “exposures are determined to ensure that the investment characteristics of the Fund’s investment portfolio are always consistent with the investment objectives of the Fund.” Please consider removing the word “always”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 10. The fifth sentence of the fourth paragraph for each Portfolio makes reference to the fact that the Adviser’s strategy seeks to provide “excess returns”. Please consider changing the word “excess” to “higher”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 11. The fifth sentence of the fourth paragraph for each Portfolio makes reference to an “established benchmark”. Please consider removing the word “established”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 12. Please move the entire third paragraph for each Portfolio below the fourth paragraph.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 13. The first sentence of the last paragraph for each Portfolio states that “the Fund will target having approximately 98% of its assets in ETFs”. Please consider changing the phrase “target having” to “will have”.

Response. The last paragraph has been removed.  Please see the revised disclosure in our response to Comment 1 above.

Comment 14. The last sentence of the last paragraph for each Portfolio makes reference to the fact that the Fund will generally maintain a 1-2% cash position. Please describe what circumstances would cause a significant deviation from that policy. Please also consider whether to disclose circumstances under which you would give notice if a significant deviation occurs.

Response. The last paragraph has been removed.  Please see the revised disclosure in our response to Comment 1 above.

Summary Section – Principal Risks

Comment 15. In the “Leveraged, Inverse and Inverse-Leveraged ETF Risk” disclosure for each Portfolio, an example is provided, stating that “the Fund’s investment in such ETF may be reduced by an amount equal to 3% for every 1% daily increase”. This example seems to apply only to Inverse ETFs. Please consider revising to include separate examples for Inverse ETFs and Inverse-Leveraged ETFs and also for Leveraged ETFs, or consider whether to have a separate risk disclosure for Leveraged ETFs.

Response. In response to your comment, we have revised the disclosure in the Prospectus Summary for each Fund.  The revised disclosure is as follows:

Leveraged, Inverse and Inverse-Leveraged ETF Risk.  If you invest in the Fund, you are exposed to the risks associated with leveraged, inverse and inverse-leveraged ETFs.  Leveraged and inverse products are unique and involve additional risks and considerations not present in traditional investments. This includes the risk that an increase in the daily performance of an index corresponding to a leveraged, inverse and inverse-leveraged ETF will be leveraged. In the case of a 3 times inverse-leveraged ETF, this means that the Fund’s investment in such ETF may be reduced by an amount equal to 3% for every 1% daily increase, not including the cost of financing the portfolio and the impact of operating expenses, which would further lower the Fund’s investment. In the case of a 3 times leveraged ETF, this means that the Fund’s investment in such ETF may be reduced by an amount equal to 3% for every 1% daily decrease, not including the cost of financing the portfolio and the impact of operating expenses, which would further lower the Fund’s investment. On any given day, an investment in a leveraged or inverse product may produce a return very similar to the stated objective. However, because of the structure of these products, their rebalancing methodologies, and the math of compounding, extended holdings beyond one day or month, depending on the investment objective, can lead to results very different from a simple doubling, tripling, or inverse of the benchmark’s average return over the same period of time. This difference in results can be magnified in volatile markets.  Further, investments in leveraged, inverse and inverse-leveraged ETFs that are held for longer periods, may have performance higher or lower than the index return times the fund multiple, due to compounding.

Comment 16. The heading for the “Leveraged, Inverse and Inverse-Leveraged ETF Risk” disclosure for the Sector Portfolio was not legible. Please alter formatting to allow it to be read.

Response. This revision has been incorporated.

Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies

Comment 17. For each Portfolio, please make changes conforming to revisions made in response to Comments 1 through 14.

Response. In response to your comment, we have revised the disclosure in the Statutory Prospectus.  The revised disclosure is as follows:

Statutory Prospectus - Country Fund:

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the non-U.S. country equity markets listed below as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative exchange-traded funds (“ETFs”).  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and 37) the United Kingdom.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation  model to determine a portfolio allocation to equities (country-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each country is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position the Fund intends to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Statutory Prospectus - Sector Fund:

The Fund operates as a fund of funds, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio in ETFs that represent the sector (or sub-sector) equity markets listed below as well as fixed income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% of its assets in any single sector and may be invested in any number of sectors or sub-sectors, including none.  For defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes.  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in U.S. sector equity markets based on the specific risk/reward characteristics of individual sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or other similar industry-standard classification systems) individual equity market by investing in representative equity-only exchange-traded funds (“ETFs”)(the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation model to determine a portfolio allocation to equities (sector-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each sector is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position we intend to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Comment 18. In the second sentence of the fifth paragraph for each Portfolio, reference is made to an “econometric multifactor quantitative framework”. Please clarify whether this refers to “TAA”.

Response. This reference has been removed, as have all other references to “TAA”, and the related description has been clarified. Please see the revised disclosure in our response to Comment 17 above.

Additional Information About Principal Investment Strategies and Related Risks – Principal Risks

Comment 19. For each Portfolio, please make changes conforming to revisions made in response to Comment 15.

Response. In response to your comment, we have revised the disclosure in the Statutory Prospectus to mirror that found in the Prospectus Summary.  Please see the revised disclosure in our response to Comment 15 above.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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